UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15D-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the month of November 2006

FIAT S.p.A.
(Translation of Registrant’s name into English)

Via Nizza 250
Torino, Italy 10126
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F [X] Form 40-F [ ]

(Indicate by check mark whether the registrant by
furnishing the information contained in the form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes [ ] No [X]

TABLE OF CONTENTS

Moody’s raises Fiat’s outlook from “stable” to “positive”

SIGNATURES

Moody’s raises Fiat’s outlook from “stable” to “positive”

Moody’s communicated that it has changed its outlook on Fiat from “stable” to “positive”, while confirming its short and long term ratings for the Group.

Turin, November 3, 2006

MOODY'S INVESTORS SERVICE

Global Credit Research Rating Action
2 NOV 2006

Rating Action: Fiat S.p.A.

Moody's changes outlook on Fiat's Ba3 ratings to positive

Approximately EUR12.8 Billion of Debt Securities Affected.

Frankfurt, November 02, 2006 -- Moody's Investors Service today changed the outlook on Fiat SpA's Ba3
Corporate Family Rating to positive from stable and affirmed the long-term senior unsecured ratings as well as the short term non-Prime rating.

Falk Frey, Vice-President -- Senior Credit Officer and the lead analyst at Moody's for the European automotive sector, said: "The outlook-change to positive reflects the continued improving trend of Fiat's operating performance, with group trading profitability now restored to positive levels; Fiat Auto has been turned around into a positive trading profit since Q4 2005 and we expect further sustainable improvements at least over the near term." Furthermore, the outlook change to positive is based on the expectation that Fiat's consolidated industrial operations will generate a positive free cash flow in 2006, notwithstanding continued
commercial and economic pressures facing the group, as well as a sizable reduction in industrial net debt.

Outlook Actions:
..Issuer: Fiat Finance & Trade Ltd.
....Outlook, Changed To Positive From Stable
..Issuer: Fiat Finance Canada Ltd.
....Outlook, Changed To Positive From Stable
..Issuer: Fiat Finance Luxembourg S.A.
....Outlook, Changed To Positive From Stable
..Issuer: Fiat Finance North America Inc.
....Outlook, Changed To Positive From Stable
..Issuer: Fiat France S.A.
....Outlook, Changed To Positive From Stable
..Issuer: Fiat S.p.A.
....Outlook, Changed To Positive From Stable

Fiat's Ba3/non-Prime ratings continue to reflect (i) Fiat Group's scope and geographically well spread operations, (ii) the solid market position of Case New Holland (CNH, rated Ba3, negative outlook) and its potential to improve its highly indebted financial profile (iii) Iveco's stable market share in the European truck markets .

The Ba3 rating also anticipates that CNH, Iveco and Fiat Auto should continue to improve operating profit margins and cash flows over the period to end-2007, and also should achieve a positive free cash flow on a group basis, without the benefit of exceptional items. This should facilitate further debt reduction and lead to an improved overall financial flexibility, which despite continued management efforts remains tight in absolute terms and in the context of the auto industry.

An upgrade in Fiat's ratings would be triggered by evidence of a further strengthening of the Group's overall financial profile in 2007 and beyond, as evidenced (i) by a sustained and movement of adjusted RCF to net adjusted debt notably above 10%, (ii) a reduction in leverage towards a Debt/ EBITDA multiple of 5x (based on Moody's adjustments), and (iii) a positive adjusted EBIT Margin close to 2.0% in 2006 trending towards
3.5% in 2007.

Such an improvement is challenged by the company's ability to (i) successfully launch new passenger car models beyond the Grande Punto, in particular a new C-segment model within Fiat Auto, (ii) re-organise sales channels across its key geographies and by (iii) the success of recently announced ventures and associations with other auto groups helping to shape Fiat Auto's profile and capacity utilization. Furthermore, the need to improve the operating performance of CNH in an increasingly difficult industry environment and the ability to maintain the upward positive earnings trend at Iveco would be essential components for any Fiat upgrade.

Moody's last rating action on Fiat was an affirmation of the Ba3 ratings and a change in the outlook to stable from negative on January 30, 2006.

Fiat S.p.A., headquartered in Turin, is one of the largest industrial groups in Italy and the fourth largest
European-based automobile manufacturer, with revenues of approximately EUR38 billion generated for the 9 month period as at 30 September 2006. The company is also a leading European-based manufacturer of commercial vehicles and one of the largest producers of agricultural equipment in the world.

Frankfurt
Johannes Wassenberg
Managing Director
Corporate Finance Group
Moody's Deutschland GmbH
JOURNALISTS: 44 20 7772 5456
SUBSCRIBERS: 44 20 7772 5454

Frankfurt
Falk Frey
VP - Senior Credit Officer
Corporate Finance Group
Moody's Deutschland GmbH
JOURNALISTS: 44 20 7772 5456
SUBSCRIBERS: 44 20 7772 5454

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: November 3, 2006

FIAT S.p.A.

BY: /s/ Fabio Spirito
_____________________________

Fabio Spirito

Power of Attorney